                                                                                                    Exhibit 4.19

MEMORANDUM OF MANAGEMENT AGREEMENT ("AGREEMENT") MADE AND ENTERED INTO THE LOTH DAY OF JUNE, 2005, WITH EFFECT AS OF THE EFFECTIVE DATE (ASHEREINAFTER DEFINED).

BY AND BETWEEN:	GENESIS CONSULTING ANSTALT, a duly constituted corporation, having a place of business at Liechtenstein, herein represented by Adriaan Brink, its Managing Director, duly authorized as he so declares,

(hereinafter called the "Manager")

PARTY OF THE FIRST PART

AND:	ADRIAAN BRINK, businessman, residing at Winkel 679, Triesenberg FL9 497, Liechtenstein,

(hereinafter called the "Brink")

PARTY OF THE SECOND PART

AND:	MAHJONG SYSTEMS LIMITED, a duly constituted corporation, having a place of business at Turks and Caicos, herein represented by Ian Sherrington, duly authorized as he so declares,

(hereinafter called the "Corporation")

PARTY OF THE THIRD PART

WHEREAS the Corporation is in the business of licensing gaming software (the "Business");

WHEREAS Brink is the key executive of the Manager;

WHEREAS the Manager and Brink have special expertise in the areas of licensing, sales, marketing and business development, required by the Corporation in order to successfully operate the Business;

WHEREAS the Manager, through its employee Brink, wishes to provide to the Corporation and the Corporation wishes to acquire from the Manager certain services relating to the Business, subject to the terms and conditions hereinafter set forth;

AND WHEREAS as of the effective date hereof, all of the shares of the Corporation and its sister company 9143-3250 Quebec Inc. ("Quebec the.") shall have been acquired by Events International Holding Corporation ("EIH") and it is a condition of such acquisition that the Manager and Brink execute a consulting agreement with the Corporation.

NOW, THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

1.  PROVISION OF SERVICES

1.1 The Corporation hereby engages the Manager to provide sales, marketing, business development and revenue generating services (the "Services") to the Corporation, and the Manager hereby agrees to provide such Services to the Corporation.

1.2The Manager and Brink each agree to devote such time, skill, energy and attention to the provision of the Services as may be required in order to perform the Services in a proper and judicious manner.

2.  TERM

2.1 The parties agree that this Agreement commences on the Closing Date as defined in the Share Purchase Agreement whereby EM acquires the shares of the Corporation and Quebec Inc. (the "Effective Date") and shall end on the five (5) year anniversary of such Closing Date, unless otherwise terminated in accordance with section 7 below.

3.  CONSIDERATION

3.1As consideration for the Services, the Corporation shall pay the Manager an annual fee of One Hundred Twenty Thousand Canadian Dollars (CDN $120,000) before "Base 1 Fee") of Ten Thousand Canadian Dollars (CDN $10,000) per month, payable month, or in such other manner as may be mutually agreed to by the parties in writing.

3.2 In addition to the Base Fee, the Manager shall be entitled to a performance fee equal to 20% of the first year license fees payable to the Corporation under those license agreements executed by the Corporation and third parties in the year, where the agreements were initiated and closed by the Manager or Brink. Such performance fee shall be payable by the Corporation to the Manager fifteen (15) days following receipt by the Corporation of the license fees in question.

3.3 The Manager shall be entitled to a further fee equal to 10% of the first year license fees payable to the Corporation under those license agreements executed by the Corporation and third parties in the year, other than those described in section 3.2 above. Such fees shall be payable by the Corporation to the Manger fifteen (15) days following receipt by the Corporation of the license fees in question.

3.4. For the purposes of sections 3.2 and 3.3 hereof, "first year license fees" means fees payable to the Corporation in the first year of the license agreements in question including license fees and other upfront fees payable to the Corporation (but not including any other amounts (whether revenue share or other) payable under such agreements), to the extent that such first year license fees are not reduced or offset by payments or other commitments of the Corporation toward licensees.

3.5 In the event that the combined consolidated revenues (excluding intercorporate transactions and charges) generated by the Corporation and its sister company Quebec Inc. in each fu11 calendar year of the term hereof, beginning with calendar year January 1" to December 31, 2006, reach $4 million, the Manager shall be entitled to a bonus equal to 100% of the Base Fee for such year. In the event that such combined consolidated revenues are greater than $4 million but not more than $8 million, the Manager shall be entitled to an additional bonus equal to 5% of the excess, and if such combined consolidated revenues are greater than $8 million, the Manager shall be entitled to an additional bonus of 2% of such excess. The Manager's entitlement to a bonus for the portion of the last year of the term following December 31, 2009 and ending in 2010 shall be calculated on a pro rata basis (based on the portion of the calendar year worked). Such bonus shall be payable within fifteen (15) days of presentation to the shareholders of the financial statements for the year in question.

3.6 The Corporation will, subject to the rules that it may issue from time to time, upon receipt of acceptable receipts and vouchers, pay or promptly reimburse all pre-approved expenses actually and reasonably incurred by the Manager in the performance of its duties under this Agreement.

4.  OPTIONS

4.1 Subject to the terms and conditions hereinafter provided, the Manager shall be granted options (the "Options") to acquire from the treasury of EIH up to one million (1,000,000) common shares of EIH (the "Optioned Shares"), subject to the following.

4.2 One-third of the Options shall be granted on the Effective Date, one-third shall be granted on the one year anniversary date thereof and one-third shall be granted on the two year anniversary date thereof, provided that, at such times, this Agreement remains in full force and effect and the Manager is not in default hereunder and provided further that Brink has been an employee of the Manager continuously since the commencement of the term of this Agreement. All Options shall be subject to the terms and conditions of the EIH employee stock option plan, including the plan's normal vesting period of 18 months, and any applicable regulatory approval or conditions. The exercise price under the Options shall be equal to the trading price of the EIH shares at the close of business on the day immediately preceding the grant of the Options in each of the three years.

5.  PERFORMANCE

5.1 The Manager shall devote the necessary time, attention and resources to the provision of the Services, principally via its employee Brink who shall devote the substantial majority of his time to the provision of Services hereunder and via such other employees as the Corporation may designate from time to time.

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5.2 The Manager shall report to the board of directors of the Corporation and to Albert Barbusci, President of EIH, with reporting lines to be reviewed and determined by the board of directors of EIH from time to time during the term of this Agreement.

5.3 Performance objectives and targets may be set from time to time by the board of directors of the Corporation or the person to whom the Manager reports. It is agreed and acknowledged that the objectives for the first year of the term are to generate revenues of $650,000 or more and in the second year to generate revenues of $4 million or more. For these purposes, the combined consolidated revenues (excluding intercorporate transactions and charges) of the Corporation and its sister company Quebec Inc. shall be taken into consideration.

5.4 The Manager and the Corporation hereby acknowledge and agree that, as an independent contractor, the Manager shall be responsible for the acts and expenses of all its employees.

6.   CONFIDENTIAL INFORMATION AND NON-COMPETITION

6.1 The Manager and Brink acknowledge that, in the course of this Agreement, the Corporation will disclose to the Manager and its employees confidential information having significant value to the Corporation concerning the Business, the names and requirements of customers, suppliers and employees of the Corporation, and that the disclosure of such information to competitors of the Corporation or to the general public would be highly detrimental to the interests of the Corporation. Each of the Manager and Brink further acknowledges and agrees that the right to maintain as confidential such information constitutes a proprietary right which the Corporation is entitled to protect. Accordingly, each of the Manager and Brink covenants and agrees that, during the course of this Agreement and thereafter, it will not disclose any such confidential information to any person for any purpose other than those of the Corporation, nor will it use same for any purpose other than those of the Corporation.

6.2 Each of the Manager and Brink hereby covenants and agrees that it/he shall not at any time, during which it/he has any working relationship with the Corporation whether as an employee, consultant or otherwise including the period of this Agreement and for one (1) year thereafter, either individually or in partnership or jointly or in conjunction with any person or persons, firm, association, syndicate, company or corporation, as principal, agent, trustee, shareholder, employee or consultant, or in any manner whatsoever, whether directly or indirectly, carry on or be engaged in or concerned with or interested in, or advise, lend money to guarantee the debts or obligations of, or permit his name or any part thereof to be used or employed by or associated with, any person or persons, firm, association, syndicate, company or corporation engaged in or concerned with or interested in any business competing with the business carried on by the Corporation or Quebec Inc., within any city, province, state, country or other geographical area in which the Corporation or Quebec Inc. carries on any such business or part thereof or in which the Corporation or Quebec Inc. has, at the date of termination of this Agreement, formulated plans to commence carrying on such business or part thereof, as the case may be, within one (1) year after the termination of this Agreement, provided that nothing herein shall restrict or prevent the Manager or Brink from owning as a passive investor less than five percent (5%) of any class of securities of any competitor of the Corporation that are listed for trading on a recognized stock exchange. Nothing in the foregoing shall prohibit the Manager or Brink from engaging in any business, after the termination of this Agreement hereunder, that does not compete with the Corporation and Quebec Inc. For the purposes of this section 6.2, "business" means the business carried on by the Corporation and/or Quebec Inc., namely, developing software and providing software support for the development and integration of the "Mahjong Mania" software and producing materials incidental thereto, and licensing and exploitation and commercialization of said "Mahjong Mania" software.

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6.3 Each of the Manager and Brink hereby covenants and agrees that it/he shall not at any time during the period of this Agreement and for one (1) year following the termination of this Agreement, directly or indirectly, approach or solicit any employee, client or supplier of the Corporation or Quebec Inc. or attempt to direct any such employee, client or supplier away from the Corporation or Quebec Inc.

6.4. Notwithstanding the foregoing, if the Corporation terminates this Agreement other than for a reason specified in any of paragraphs 7.2.1, 7.2.2, 7.2.3 or 7.2.4 below, the non-competition covenants and obligations set forth in section 6.2 above shall cease and be of no further effect upon such termination of this Agreement.

7.   TERMINATION AND DEFAULT

7.1 The Manager may terminate this Agreement upon thirty (30) days prior notice in the event of material breach of the terms hereof by the Corporation. In the event that the Manager purports to terminate his employment hereunder, other than due to material breach by the Corporation (i) the Corporation shall thereafter have no further obligation to the Manager hereunder, whether in the nature of fee, bonus, incentive or benefits, except to pay any amount due and unpaid hereunder, as of the date of such termination, and (ii) the Corporation shall be entitled to exercise all other rights and remedies it may have in respect of this Agreement, and (iii) EIH shall be entitled to exercise all rights and remedies it may have under the agreement for the purchase and sale of the shares of the Corporation.

7.2. Termination by Corporation

7.2.1   In the event the Manager or Brink is in breach of the non-competition provisions referred to in Article 6 hereof, and following written notice from the Corporation of such breach the Manager or Brink, as the case may be, fails to remedy such breach, or fails to take active steps satisfactory to the Corporation (as determined in its discretion) to cure such breach, within fifteen (15) business days of delivery of such notice, the Corporation shall be entitled, in its sole discretion, to forthwith terminate this Agreement without further notice or payment in lieu of notice, and the Corporation shall thereafter have no further obligation to the Manager hereunder for any fee, bonus, incentive or benefit, except to pay any amount due and unpaid hereunder as of the date of such termination.

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7.2.2   If the Manager or Brink refuses or fails to execute any reasonable, lawful direction relating to the business and affairs of the Corporation as requested or demanded by the Board of Directors of the Corporation, or the person to whom the Manager reports, or otherwise wilfully and continuously fails to substantially perform his duties according to the terms of his employment, and fails to remedy such refusal or failure, or fails to take active steps satisfactory to the Corporation (acting reasonably) to execute such directions within fifteen (15) business days of delivery of notice to remedy such refusal or failure, the Corporation shall be entitled, in its sole discretion, to forthwith terminate this Agreement without further notice or payment in lieu of notice, and the Corporation shall thereafter have no further obligation to Manager hereunder for any fee, bonus, benefit or incentive, except to pay any amount due and unpaid hereunder as of the date of such termination.

7.2.3   If the Corporation fails to meet its approved revenue budget for any six (6) month period or if the Corporation exceeds its approved expense budget by a material amount, the Corporation shall be entitled, in its sole discretion, to terminate this Agreement upon thirty (30) days written notice, and the Corporation shall thereafter have no further obligation to the Manager hereunder for any fee, bonus, incentive or benefit, except to pay any amount due and unpaid hereunder as of the date of such termination.

7.2.4   The Corporation shall be entitled, in its sole discretion, to forthwith terminate this, without notice or payment in lieu of notice, if either of the Manager or Brink:

7.2.4.1   is convicted of any criminal offence which would have a material adverse impact on the ability of the Manager or Brink to perform its/his duties hereunder or on the business of the Corporation;

7.2.4.2   is grossly negligent or acts in a manner constituting material misconduct (as determined by the Board of Directors, acting reasonably) or engages in self-dealing conduct in the performance of its duties hereunder, or engages in any criminal or dishonest act resulting or intended to result directly or indirectly in personal gain of the Manager or Brink at the expense of the Corporation or its shareholders; or

        7.2.4.3   wilfully engages in any act that is materially injurious to the Corporation or is shareholders, monetarily or otherwise;

and in any such case, the Corporation shall thereafter have no further obligation to the Manager hereunder for any fee, bonus, incentive or benefit, except to pay any amount due and unpaid hereunder as of the date of such termination.

7.2.5   The Corporation may terminate this Agreement at any time and for any reason upon giving ninety (90) days prior written notice of termination to the Manager, in which case the Manager shall be entitled to receive, in addition to its Base Fee up to the date of termination of employment, its share of any bonus or performance fee calculated on a pro rata basis to the date of termination.

7.3   This Agreement shall terminate upon the death or permanent disability of Brink, in which case the Manager shall be entitled to receive, in addition to its Base Fee up to the date of termination of employment, its share of any bonus or performance fee calculated on a pro rata basis to the date of termination.

8.   TITLE TO INTELLECTUAL PROPERTY

8.1  Each of the Manager and Brink covenants and agrees with the Corporation that it/he will fully and freely (and without expense to the Corporation) communicate to the Corporation, and each of the Manager and Brink hereby waives it/his moral rights in and assigns to the Corporation, all discoveries, concepts, inventions or improvements, whether patentable or not, made, discovered, conceived, invented or improved by each of the Manager and Brink as well as any ideas, plans, concepts, copyrightable materials, copyrights, trademarks, trade dress and any other intellectual property conceived or created by each of the Manager and Brink (hereinafter collectively called the "IP Rights") during the period commencing on the date hereof and ending on the termination of the term and in any way relating to any process, formula, plan, skill, method of advertising, marketing, research, equipment, device, or method of doing business, developed or being developed, made, used, sold or installed by or made known to each of the Manager and Brink during the period of its/his employment hereunder or resulting from or suggested by any work which each of the Manager and Brink may do for the Corporation at the request of the Corporation and relating to any business carried on or proposed to be carried on by the Corporation, and each of the Manager and Brink agrees that it/he will at the expense of the Corporation at all times (both during the period of its/his employment hereunder and at all times thereafter) assist the Corporation or its assignees or their nominees in every way to protect the rights of the Corporation under this Section 8.1 and to vest in the Corporation or its assignees the entire right, title and interest, including, without limitation, the copyright, in and to any and all of the IP Rights and that he will not disclose to any person, fum or company or use any such IP Rights for his own purposes or for any purposes other than those of the Corporation.

9.  RETURN OF PROPERTY

9.1 Each of the Manager and Brink agrees that upon termination of this Agreement, it/he will immediately surrender and turn over to the Corporation, all books, forms, records, client lists and all other papers and writings relating to the Corporation, and all other property belonging to the Corporation, it being understood and agreed that the same are the sole property of the Corporation.

10.  INJUNCTIONS

10.1 If the Manager and/or Brink should violate any of the terms of this Agreement, the Corporation shall be entitled to all appropriate remedies, including, without limitation, an interim, interlocutory or permanent injunction to be issued by any competent court enjoining and restraining the Manager and/or Brink from such wrongful acts.

11.  DISPUTE

11.1 If any controversy, dispute, claim, question or difference (a "Dispute") arises with respect to this Agreement or its performance, enforcement, breach, termination or validity, the parties will use their best efforts to settle the Dispute as expeditiously as possible. To this end, they will consult and negotiate with each other, in good faith and understanding their mutual interests, to reach a just and equitable satisfactory all of the parties.

11.2 If the parties do not reach a resolution pursuant to section 11.1 within a period of five business days following the first notice of the Dispute by any party to another, then they may, if both parties agree, submit the Dispute to arbitration.

12.  NOTICES

12.1 Any notice or consent required or permitted to be given by one party hereunder to the other shall be validly given if personally delivered or mailed by prepaid registered mail, addressed:

12.1.1 if to the Manager:	GENESIS CONSULTING ANSTALT
Postfach 1025, Winkel 679 Triesenberg FL9497
Liechtenstein
Attention: Adriaan Brink

12.1.2 if to the Corporation:	MAHJONG SYSTEMS LIMITED
Britannic House, Providenciales,
Turks and Caicos Islands, British West Indies
Attention: CEO

with a copy to:	Events International Holding Corporation
759 Square Victoria, Suite 300
Montreal, QC H2Y 2J7
Attention: President

or to such other address as the party to whom such notice is to be given shall have last notified the party giving the same in the manner provided in this Article 12. Any notice delivered to the parry to whom it is addressed as hereinabove provided shall be deemed to have been given and received on the date it is so delivered to such address, provided that if such day is not a business day, then such notice shall be deemed to have been and received on the next business day following such day. Any notice mailed as hereinabove provided

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shall be deemed to have been given and received on the fifth (5`s) business day next following the date of its mailing. Any notice transmitted by facsimile as hereinabove provided shall be deemed to have been given and received on that date it is so transmitted if transmitted during the normal business hours of the recipient and, if not so transmitted, on the next business day after its transmission.

13.   CONCLUDING PROVISIONS

13.1 If any provision of this Agreement as applied to any party or to any circumstance shall be adjudged by the court of competent jurisdiction to be invalid or unenforceable, the same shall in no way affect any other provision of this Agreement, the application of such provision in any other circumstances, or the validity or enforceability of this Agreement. The parties agree that the provisions of this Agreement are reasonable and intend it to be enforced as written. However, if any provision, or part thereof, is held to be unenforceable because of the duration thereof, the area covered thereby, or the types of activities restricted thereby, all parties agree that a Court of competent jurisdiction making such determination shall have the power to reduce the duration and/or area of such provision or types of activities restricted and/or to delete specific words or phrases and in its reduced form such provision shall then be enforceable.

13.2 This Agreement constitutes the entire agreement between the parties hereto relative to the subject matter hereof and supersedes all prior agreements and understandings whether written or oral relative to the subject matter hereof. Except as otherwise specifically set forth in this Agreement, neither parry makes any representation or warranty express or implied, statutory or otherwise to the other party hereto. This Agreement may not be amended or modified except by written instrument executed by each of the parties hereto.

13.3 No provision of this Agreement shall be deemed to be waived as a result of the failure of either of the parties to require the performance of any term or condition of this Agreement or by other course of conduct. To be effective, a waiver must be in writing, signed by each of the parties hereto and state specifically that it is intended to constitute a waiver of a term or breach of this Agreement. A waiver by either of the parties of any term or breach of this Agreement shall not prevent a subsequent enforcement of such term or any other term and shall not be deemed to be a waiver of any subsequent breach.

13.4 This Agreement shall not be assigned by the Manager. This Agreement may be assigned by the Corporation to a related corporation or to any person which purchases or acquires substantially all of the Corporation's assets and undertaking. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. The provisions of sections 6 and 8 of this Agreement shall survive the termination of this Agreement.

13.5 All references herein to dollar amounts refer to Canadian funds.

13.6 Each of the parties hereto hereby covenants and agrees to promptly do all such acts and execute all such further agreements, assurances and other documents as the other party hereto may from time to time reasonably request in writing be done and/or executed in order to better evidence and/or perfect the respective matters and things herein provided for and/or the respective obligations created or intended to be created hereby.

13.7 Words importing the singular number include the plural and vice-versa and words importing gender include all genders.

13.8 Headings preceding the text, sections, subsection or paragraphs hereof, have been inserted for the convenience of reference and shall not be construed to affect the meaning or effect of this Agreement.

IN WITNESS WHEREOF, the parties have signed.

GENESIS CONSULTING ANSTALT

Per:	/s/ Adriaan Brink
Adriaan Brink

MAHJONG SYSTEMS LIMITED

Per:	/s/ Ian Sherrington
Ian Sherrington

INTERVENTION AND ACKNOWLEDGEMENT BY:

EVENTS INTERNATIONAL HOLDING CORPORATION

By:	/s/ Albert Barbusci
Albert Barbusci